Exhibit 99.6

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission

P.O. Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

August 6, 2009

Dear Sirs/Mesdames:

We have read the statements made by Reg Technologies Inc. as in the attached copy of Notice of Change of Auditor dated 6 August 2009, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 6 August 2009.

Yours truly,

“DMCL”

DMCL

Chartered Accountants

Vancouver, 6 August 2009